8 | UNITED STATES | Art 3-11-2001

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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02019793

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2002
526

SEC FILE NUMBER
8 - 48061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

JPR CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NORTHERN BOULEVARD
(No. And Street)

ROSYLN,	NY	11576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL UMANSKY (516) 621-8787
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

VP 3-26-0

OATH OR AFFIRMATION

I, PAUL UMANSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPR CAPITAL CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul J Umansky
Signature

CHIEF EXECUTIVE OFFICER
Title

Susan E VanVelson
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JPR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
JPR Capital Corporation:

We have audited the accompanying statement of financial condition of JPR Capital Corporation (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of JPR Capital Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 16, 2001

JPR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in bank	$ 185,680
Receivable from clearing broker	1,019,825
Securities owned, at market	241,772
Investment in non-marketable securities, at cost	62,100
Fixed assets (net of accumulated depreciation of $321,683)	142,634
Other assets	91,135
TOTAL ASSETS	$ 1,743,146

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 301,020
Securities sold, but not yet purchased, at market	4,350
Payables to affiliates	50,072
Preferred dividend payable	18,750
Bank loan payable	205,929
TOTAL LIABILITIES	$ 580,121
SHAREHOLDERS' EQUITY:	
Preferred stock	$ 1,614,891
Common stock	278,000
Additional paid-in capital	29,531
Retained earnings	28,707
Less: Treasury stock, at cost	(788,104)
TOTAL SHAREHOLDERS' EQUITY	$ 1,163,025
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,743,146

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JPR Capital Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company executes transactions for customers by forwarding all such transactions to a clearing broker, Southwest Securities, on a fully disclosed basis. The Company receives some of their introduced customer transactions from an Internet web site established by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter party with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no customer accounts with debit balances that presented any material risk of loss.

All clearing and depository operations for the Company's proprietary and introduced customer transactions are performed by its clearing broker pursuant to the clearance agreement.

NOTE 2 - INCOME TAXES

Since the Company has a net operating loss for the year ended December 31, 2001, it plans to carryback the loss to a period where it paid income tax and claim a refund or offset any balances due. The Company has estimated that a net operating loss carryback would net the Company approximately $200,000 and is reflected in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2001, the Company had net capital of $800,191 that exceeded their requirements by $700,191.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office space in two locations; one ending in January 2004 and the other in November 2003. The minimum aggregate rental payments are as follows:

Year	Roslyn, NY	New York, NY	Total
2002	$ 89,328	$ 25,160	$ 114,488
2003	89,327	23,063	112,390
Total	$ 178,655	$ 48,223	$ 226,878

The Company also has numerous equipment leases for its computer equipment. All of these leases mature within three years and contain a bargain purchase option at the end of the lease. The Company does not intend to exercise these options since the Company believes that the computer equipment will be antiquated and need replacement. The minimum lease payments are as follows:

Year	Total
2002	44,592
2003	31,942
Total	$ 76,534

The Company is a respondent in lawsuits and proceedings incidental to its securities business. Legal counsel to the Company believes there are substantial defenses for the Company in each of the lawsuits and proceedings.

NOTE 5 - COMMON AND PREFERRED STOCK

The following is a description of the Company's capital structure:

Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding.

Preferred stock, Class "A" no par value, 10,000 shares authorized, 2,200 shares issued and outstanding, cumulative redeemable and callable at $500 per share plus all accrued dividends anytime after one year from date of purchase.

Preferred stock, Class "B", no par value, 1,000 shares authorized, 1,000 shares issued and outstanding, cumulative non-redeemable.

The Company's treasury shares are accounted for using the cost method.

NOTE 6 - BANK LOAN PAYABLE

The Company has an outstanding loan payable on a revolving line of credit in the amount of $205,929 at December 31, 2001. The stated rate of interest is 9.50%. The Company makes monthly payments of principal and interest as calculated by the commercial lender.

NOTE 7 - PENSION PLAN

The Company has a discretionary profit-sharing pension plan that covers eligible employees. The Company, at its discretion, funds the plan with not more than the maximum amount that can be deducted for federal income tax purposes. The Company does not plan on making any profit sharing plan contribution for calendar year 2001 due to the operating loss.